UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on December 13, 2021, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the second tranche of the share buy-back programme for 2021 was announced: 27 October 2021.

The duration of the second tranche of the buy-back programme: 27 October 2021 to 31 January 2022.

Size of the buy-back programme: Up to 75,000,000 shares, but maximum total consideration for the second tranche: USD 330,000,000.

From 6 December 2021 until 10 December 2021, Equinor ASA has purchased a total of 981,297 own shares at the Oslo Stock Exchange at an average price of NOK 237.1332 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
6 December	201,146	233.7971	47,027,351.48
7 December	195,695	238.5296	46,679,050.07
8 December	192,555	240.7130	46,350,491.72
9 December	195,253	237.0813	46,290,835.07
10 December	196,648	235.7023	46,350,385.89

Previously disclosed buy-backs under the second tranche of the 2021 programme (accumulated)	5,388,931	225.6513	1,216,019,253.68
Previously disclosed buy-backs under the first tranche of the 2021 programme (accumulated)	4,575,502	189.5059	867,084,609.04

Total buy-backs under the 2021 programme	10,945,730	211.5713	2,315,801,976.94

Following the completion of the above transactions, Equinor ASA owns a total of 22,841,854 own shares, corresponding to 0.70% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: December 13, 2021	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer